Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated September 3,
2013, and the related Letter of Transmittal and any amendments thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Analysts International Corporation (ANLY)

at

$6.45 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated September 3, 2013

by

ACS Merger Corp.,

a wholly-owned subsidiary of

American CyberSystems, Inc.

ACS Merger Corp. (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of American CyberSystems, Inc., a Georgia corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (“Shares”), of Analysts International Corporation, a Minnesota corporation (“Company”), at a price of $6.45 per Share, net to the seller in cash (less any required withholding taxes and without interest) (“Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (together with any amendments thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). If your Shares are registered in your name and you tender directly to Wells Fargo Shareowner Services (“Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2013 (together with any amendments thereto, “Merger Agreement”), among Parent, Purchaser and Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Company, with Company continuing as the surviving corporation (“Merger”). Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, SEPTEMBER 30, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, “EXPIRATION DATE”).

The Offer is subject to the following conditions, among others:
•	there being validly tendered and not properly withdrawn a number of Shares that, together with Shares beneficially owned by Parent and Purchaser, constitute at least 60% of the fully diluted shares of Company (“Minimum Tender Condition”);
•

the receipt of proceeds by Parent (either directly or through Purchaser) under a debt commitment letters from multiple lenders, including Fifth Third Bank, as lead arranger (or the receipt of any alternative financing), or the receipt of confirmation that the financing will be available in an amount sufficient to consummate the Offer and Merger on the terms set forth in the debt commitment letters and subject only to the satisfaction of other conditions of the Offer (“Financing Condition”); and

•	other customary conditions.

A more detailed discussion of the conditions to consummation of the Offer is contained in the Offer to Purchase.

THE BOARD OF DIRECTORS OF COMPANY (“BOARD OF DIRECTORS”) AND A SPECIAL COMMITTEE OF BOARD OF DIRECTORS (“SPECIAL COMMITTEE”) CONSISTING SOLELY OF INDEPENDENT DIRECTORS EACH UNANIMOUSLY RECOMMEND THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The purpose of the Offer and Merger is for Parent and its affiliates, through Purchaser, to acquire control of Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in Merger Agreement, Purchaser intends to effect Merger.

No dissenters’ rights are available to holders of Shares in connection with the Offer. However, if Merger takes place, shareholders who have not tendered their Shares in the Offer and who comply with applicable legal requirements will have dissenters’ rights under the Minnesota Business Corporation Act (“MBCA”).

Subject to certain conditions, Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable from and after the date and time at which Purchaser first accepts for payment Shares tendered in the Offer until the earlier of the effective date of Merger or the termination of Merger Agreement, to purchase, at a price per Share equal to Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, will constitute one Share more than the number of Shares necessary for Purchaser to be merged into Company through a “short-form” merger pursuant to the MBCA, without a meeting of the shareholders of Company.

Subject to the provisions of Merger Agreement and the applicable rules and regulations of the SEC, Purchaser and Parent reserve the right, and under certain circumstances may be required by Company, to extend the Offer, as described in Section 1 of the Offer to Purchase. Purchaser’s and Parent’s right to extend principally relates to the conditions to the Offer such as Minimum Tender Condition or Financing Condition not having been satisfied on the then-scheduled Expiration Date. Purchaser also will be obligated to extend for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ. These rights to extend shall be for successive extension periods of up to five business days each, up to and including November 22, 2013, or, if Parent elects to cause the Offer to be terminated and Company to file a proxy statement with the SEC, the date that is 90 days after the date Parent elects to cause Company to file the proxy statement (either date, the “Outside Date”). Company also has the right to cause Purchaser to extend the Offer in one or more extensions periods of at least five business days each, up to and including the Outside Date, if Minimum Tender Condition or Financing Condition have not been satisfied and the other conditions to the Offer have not occurred or are not continuing.

In addition to the foregoing, Purchaser has certain rights, subject to the terms and conditions of Merger Agreement, on and after October 31, 2013 if any conditions to the Offer shall not have been satisfied or waived, as applicable, as of that date, to cause Company to file a proxy statement with the SEC relating to a merger of Purchaser with and into Company before consummation of the Offer and, three business days after the SEC has no further comments on the proxy statement, terminate the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to the Merger Agreement and Rule 14d-11 of the Exchange Act, Purchaser may commence a subsequent offering period after the date and time at which Shares are first accepted for payment in the Offer.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment and thereby to have purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives notice to Depositary of its acceptance for payment of those Shares pursuant to the Offer. Payment for accepted Shares will be made by depositing the purchase price with Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Depositary of (i) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to Expiration Date. Once we accept your Shares for payment upon Expiration Date, you will no longer be able to withdraw them. Shares tendered during a subsequent offering period, if any, may not be withdrawn.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must be made in accordance with Section 3 of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Company has provided to Purchaser and Parent its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Please call toll free: 855-325-6670

Banks & Brokers call: 973-873-7721 or E-mail: reorg@allianceadvisorsllc.com

September 3, 2013